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RECD S.E.C.
APR 1 1 2008
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIAA-CREF Individual & Insitutional Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte, North Carolina 28262-8500
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia A. Conti 704 988-4038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, New York 10017-6204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia A. Conti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional Services, LLC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina

Signed and sworn to before me this day by Patricia A. Conti

Date: February 14, 2008.

Gloria Ramjohn
Notary Public: Gloria Ramjohn

My Commission Expires April 24, 2012

Patricia A. Conti
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIAA-CREF Individual & Institutional Services, LLC

(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Statement of Financial Condition

December 31, 2007

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

The Board of Trustees of
TIAA-CREF Individual & Institutional Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TIAA-CREF Individual & Institutional Services, LLC (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2008

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 27,225,871
Cash segregated for regulatory purposes	76,989,718
Receivable from customer	159
Receivable from clearing broker	1,382,415
Receivable from Trust Company	3,062,552
Interest receivable	273,549
Due from affiliated entities	104,713,631
Federal and state income tax withholding	78,552
Deposit with Clearing Organization	20,000
Total assets	$ 213,746,447
Liabilities and Membership Capital	
Due to TIAA	$ 116,505,099
Due to Bank	9,736,506
Due to Trust Company	87,328
Cash held temporarily for customers	12,518,210
Other liabilities	500,867
Total liabilities	139,348,010
Member's capital	74,398,437
Total liabilities and member's capital	$ 213,746,447

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

TIAA-CREF Individual & Institutional Services, LLC ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Effective January 1, 2004, Services was converted from a membership corporation to a single member limited liability company ("LLC").

TIAA participants have the ability to invest in and redeem shares in affiliated and non-affiliated mutual funds through their retirement plans utilizing various platforms. Services provides execution and clearance functions for these transactions and to the extent that participants' monies are pending settlement, such monies are disclosed on the accompanying Statement of Financial Condition as either Cash Held Temporarily for Customers or as Due to TIAA. As necessary, these funds are segregated in a Special Reserve Bank Account under Rule 15c3-3 of the Securities and Exchange Commission. The participants' mutual fund shares are held in book entry form at the funds.

In 2003, Services began offering various affiliated and non-affiliated mutual funds to customers through retirement plans holding these mutual funds shares through omnibus accounts established at the mutual funds, and providing custodial services with respect to these funds. In November 2005, Services began exiting the business of providing these custodial services.

Effective January 1, 2004, Services entered into a contractual arrangement with Teachers Personal Investors Services, Inc. ("TPIS") to distribute the shares of various mutual funds and tuition savings plans on a retail basis for which TPIS is the principal underwriter.

In 2004, Services began offering brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing LLC.

Various cash disbursements for Services are made by TIAA, which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments
Any investments held are carried at fair value.

3. Cash and Cash Equivalents

Approximately 90% of Services' cash and cash equivalents are held by one money-center bank. This bank is also the custodian of Services' segregated cash.

4. Income Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes. No benefit is recorded in the financial statements, as Services does not participate in TIAA's tax-sharing agreement, and therefore does not receive reimbursement for its taxable losses from TIAA. On a stand-alone basis Services would have a gross deferred tax asset of approximately $26 million as of December 31, 2007 derived from cumulative net operating losses. Since the tax benefits from these losses will not be settled, an offsetting valuation allowance would have been established against the deferred tax asset. Services files state franchise taxes and state and local income taxes on a stand-alone basis.

5. Special Reserve Bank Account

Cash of $76,989,718, which is recorded on the Statement of Financial Condition as cash segregated under federal regulations, has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 of the Securities and Exchange Commission.

6. Due to Bank

At December 31, 2007, the net cash position of multiple accounts subject to the provisions of a master netting arrangement with Wachovia Bank aggregated a credit balance of $9,736,506 which has been shown as Due to Bank.

7. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, Services is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3 percent of aggregate indebtedness as defined. At December 31, 2007, Services had net capital of $70,853,871 which exceeded required net capital by $61,563,999 and a ratio of aggregate indebtedness to net capital of 1.97 to 1.

8. Commitments

The Company offers discount brokerage services through its clearing broker, Pershing LLC, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liability with regard to the right. The Company paid the clearing broker no amounts related to a counterparty's failure to fulfill its contractual obligations.

Services' retail brokerage clients conduct securities transactions on either a cash or margin basis. In margin transactions, credit is extended to customers by Pershing LLC ("lender") subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to the lender. There is no maximum amount to the indemnification and no amount is accrued for this year end. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

11. Related Party Transactions

Services incurs expenses for administrative and distribution activities related to the issuance of variable annuity contracts by CREF and REA. Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Administrative Services Agreement between Services and CREF and Services and REA. Fees are earned by Services based on a percentage of CREF's and REA's average daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Services distributes tuition savings plans, insurance products, and shares of various affiliated mutual funds on a retail basis under an agreement with TPIS. Additionally, Services distributes both mutual funds for TIAA-CREF and private placement securities for Teachers Advisors, Inc. as well as offers brokerage services to customers that are cleared through Pershing LLC. At December 31, 2007, due from other affiliated entities consists of $95,486,522 from CREF and

$7,878,922 from REA and $1,299,374 from TPIS and $48,813 from TC Life Insurance Co. related to the distribution of tuition savings plans, insurance products, and mutual funds.

Virtually all cash disbursements for operating expenses incurred by Services are paid by TIAA, which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. In accordance with the agreement between Services and TIAA, Services is not obligated to pay TIAA for any expenses until and unless the associated revenue is received. At December 31, 2007, $116,505,099 is due to TIAA related to such expenses.

Based upon the agreements that Services has with the TIAA-CREF Trust Company ("Trust Company"), JPMorgan Chase provides treasury services related to Trust Company including cash management, banking and disbursement services. At December 31, 2007, receivable from Trust Company totaled $3,062,552 relating to funds to be received to reimburse Services for funds paid out to participants.

Starting in 2005, Services distributed private placement securities for Teachers Advisors, Inc. ("TAI") and was reimbursed an amount equal to Services' costs. Effective December 17, 2007, TAI terminated its distribution agreement with Services covering sales of TCAM funds.

12. New Accounting Pronouncements

On January 1, 2007, Services adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of uncertain tax positions taken in filing tax returns and requires certain expanded tax disclosures. FIN 48 did not have a material effect on the financial statements.

In September 2006, FASB also issued Statement of Accounting Standards No. 157, "Fair Value Measurement" (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe FAS 157 will have a material effect on the financial statements.

In February 2007, FASB also issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), "The Fair Value Option for Financial Assets and Financial Liabilities." This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not believe SFAS No. 159 will have a material effect on the financial statements.

END